TD Securities



TD Securities (USA) LLC

Statement of Financial Condition

With Report of Independent Registered Public Accounting Firm

October 31, 2020

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-36747

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 11/01/2019 (MM/DD/YY) AND ENDING 10/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TD Securities (USA) LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Vanderbilt Avenue
(No. and Street)

New York	NY	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard Rosenthal 212-827-6840
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLC
(Name – *if individual, state last, first, middle name*)

5 Times Square	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Richard Rosenthal, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TD Securities (USA) LLC, as of October 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of New York }
County of Nassau }

Richard Rosenthal
Signature

Director-Financial & Regulatory Reporting
Title

Sylvia R Bordzuk
Notary Public

SYLVIA R BORDZUK
Notary Public - State of New York
NO. 01BO6156866
Qualified in Nassau County
My Commission Expires 12/4/22

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TD Securities (USA) LLC

Statement of Financial Condition

Year Ended October 31, 2020

Contents

Facing Page and Oath or Affirmation



Ernst & Young LLP
5 Times Square
New York, NY 10036-6530

Tel: +1 212 773 3000
Fax: +1 212 773 6350

Report of Independent Registered Public Accounting Firm

To the Member and Board of Directors of TD Securities (USA) LLC

Opinion on the Financial Statement
We have audited the accompanying statement of financial condition of TD Securities (USA) LLC (the "Company") as of October 31, 2020 and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at October 31, 2020, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion
This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst & Young LLP

We have served as the Company's auditor since 1989.

December 18, 2020

TD Securities (USA) LLC
Statement of Financial Condition
October 31, 2020

(In Thousands)

Assets

Cash	$ 323,966
Securities segregated under federal regulations	74,363
Collateralized financing agreements:	
Securities borrowed	3,251,266
Securities purchased under agreements to resell	22,235,277
Receivable from customers, brokers, dealers and clearing organizations	307,028
Receivable from affiliates	101,663
Financial instruments owned, at fair value (includes securities pledged as collateral of $11,418,283)	12,873,704
Interest receivable	24,474
Deferred tax assets, net	67,812
Fixed assets, at cost (net of accumulated depreciation and amortization of $46,814)	105,343
Other assets	288,193
Total assets	$ 39,653,089

Liabilities and member's equity

Liabilities:	
Loan from affiliate	$ 1,550,000
Collateralized financing agreements:	
Securities sold under agreements to repurchase	30,345,855
Payable to customers, brokers, dealers and clearing organizations	180,550
Financial instruments sold, but not yet purchased, at fair value	5,105,582
Payable to affiliates	325,433
Interest payable	23,422
Accounts payable, accrued expenses and other liabilities	311,666
	37,842,508
Liabilities subordinated to claims of general creditors	785,000
Total liabilities	38,627,508
Member's equity	1,025,581
Total liabilities and member's equity	$ 39,653,089

See accompanying notes to statement of financial condition.

TD Securities (USA) LLC
Notes to Statement of Financial Condition
October 31, 2020

1. Organization

TD Securities (USA) LLC ("TDSU" or the "Company") is a wholly owned subsidiary of Toronto Dominion Holdings (U.S.A.) Inc. ("TDH"), which is a wholly owned subsidiary of TD Group US Holdings LLC ("TDGUS"), which is a wholly owned subsidiary of The Toronto-Dominion Bank (the "Bank"). TDGUS is the top-tier intermediate holding company ("IHC") mandated by Dodd Frank, and the Company is a subsidiary within the IHC corporate structure. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is also registered with the National Futures Association ("NFA") as an introducing broker and is subject to the rules of the Commodities Futures Trading Commission ("CFTC"). The Company is also a Primary Dealer of the Federal Reserve Bank of New York.

TDSU acts as both a broker (i.e., agent) and a dealer (i.e., as principal) in the purchase and sale of U.S. and Canadian corporate debt, U.S. and Canadian government securities, mortgage backed securities, equity and money market securities and listed futures. TDSU also acts as principal and agent in the underwriting, distribution and private placement of debt and equity securities and other financial instruments. The Company currently operates in one reportable business segment which represents principally all of the Company's capital markets activities.

National Financial Services LLC, a U.S. broker-dealer, acts as clearing agent for the Company's equity trading activities. Additionally, TDSU clears certain fixed income securities and futures through the Bank, The Bank of New York Mellon, National Financial Services LLC, Euroclear Plc and J.P. Morgan Securities LLC.

2. Summary of Significant Accounting Policies

Basis of Presentation

The financial statements are prepared in conformity with accounting principles generally accepted in the United States ("U.S. GAAP") and codified in the Accounting Standards Codification ("ASC"), as set forth by the Financial Accounting Standards Board ("FASB"), which require management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates and assumptions.

The World Health Organization declared outbreak of the coronavirus (COVID-19) pandemic in the first quarter of 2020 has resulted in economic uncertainties which could negatively impact the Company's financial condition. The Company determined that there was no material impact as a result of the pandemic and the responses of various governments.

2. Summary of Significant Accounting Policies (continued)

Fair Value Measurements

The Company measures many of its assets and liabilities on a recurring basis at fair value in accordance with ASC 820, *Fair Value Measurements and Disclosures*. Depending upon the nature of the asset or liability, the Company uses various valuation techniques and assumptions when estimating an instrument's fair value in accordance with the various standards. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement dates.

Fair Value Hierarchy

ASC 820, *Fair Value Measurements and Disclosures,* establishes a three-level hierarchy for valuation and disclosure of fair value measurements. The valuation hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. The three levels are defined as follows:

Level 1 – Fair value is based on unadjusted quoted prices for identical financial instruments in active markets that are accessible by the Company at the measurement date. Level 1 assets and liabilities generally include debt and equity securities and derivative contracts that are traded in an active market.

Level 2 – Fair value is based on observable inputs other than Level 1 prices, such as quoted market prices for similar (but not identical) assets or liabilities in active markets, quoted market prices for identical assets or liabilities in inactive markets, and other inputs that are observable or can be corroborated by observable market data. Level 2 assets and liabilities include debt securities with quoted prices that are traded less frequently than exchange-traded instruments and derivative contracts whose value is determined using a pricing model with inputs that are observable in the market or can be derived principally from or corroborated by observable market data.

Level 3 – Fair value is based on unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Financial instruments classified within Level 3 of the fair value hierarchy are initially valued at transaction price, which is considered the best estimate of fair value. After initial measurement, the fair value of Level 3 assets and liabilities is determined using pricing models, discounted cash flow methodologies or similar techniques requiring significant management judgment or estimation.

2. Summary of Significant Accounting Policies (continued)

Revenue Recognition

Revenue is recognized at an amount that reflects the consideration the Company expects to be entitled to in exchange for providing services to a customer. The Company recognizes revenue when it has satisfied its obligation to provide the agreed upon services to the customer. The determination of when performance obligations are satisfied, which may affect the timing of revenue recognition, requires the use of judgment.

The Company's contracts generally have a term of one year or less, consist of a single performance obligation, and the performance obligations generally reflect the individual services outlined in the contracts.

The Company's receipt of payment from customers generally occurs subsequent to the satisfaction of performance obligations or a short time thereafter. As such, the Company has not recognized any material contract assets (unbilled receivables) or contract liabilities (deferred revenues) and there is no significant financing component associated with the consideration due to the Company.

Cash

Cash consists of demand and term deposits at various deposit taking institutions which can be withdrawn without restriction.

Securities Segregated Under Federal Regulations

The Company is obligated by rule 15c3-3 of the Securities Exchange Act of 1934 ("SEA") to maintain and segregate cash and/or securities in a special reserve bank account for the benefit of customers. The amount included in securities segregated under federal regulations in the statement of financial condition approximates fair value.

Collateralized Financing Agreements

Securities purchased under agreements to resell and securities sold under agreements to repurchase are treated as collateralized financing transactions and are carried at the amounts at which the securities will be subsequently resold or reacquired plus accrued interest. Such transactions are collateralized by U.S. treasuries, government agencies and corporate bonds. The Company's exposure to credit risk associated with the non-performance of counterparties in fulfilling these contractual obligations can be directly impacted by market fluctuations, which may impair the

2. Summary of Significant Accounting Policies (continued)

counterparties' ability to satisfy their obligations. It is the Company's policy to obtain possession of collateral related to securities purchased under agreements to resell with market value in excess of the principal amount loaned. The market value of the securities to be repurchased or resold is valued daily and the Company may require counterparties to deposit additional collateral or return collateral pledged when appropriate.

Securities borrowed are collateralized financing arrangements that are recorded at the amount of cash collateral advanced plus accrued interest. Securities borrowed transactions require the Company to deposit cash or other collateral with the lender of the securities. The Company monitors the market value of securities borrowed on a daily basis, with additional collateral obtained or refunded as necessary. Counterparties are principally other brokers and dealers and financial institutions.

Financial Instruments Owned and Financial Instruments Sold, but not yet Purchased, at Fair Value

Financial instruments owned and financial instruments sold, but not yet purchased, at fair value, arise as a result of the Company's trading activities as a dealer in various financial instruments. These instruments, as well as related revenues and expenses, are recorded on a trade date basis. The financial instruments are carried at fair value in the statement of financial condition. See note 10 for additional information on valuation of financial instruments owned and financial instruments sold, but not yet purchased.

Receivables from and Payables to Customers, Brokers, Dealers and Clearing Organizations

Receivables from customers, brokers, dealers and clearing organizations consist primarily of securities not delivered by the Company to a purchaser by the settlement date (fails to deliver), and receivables from clearing brokers. Payables to customers, brokers, dealers, and clearing organizations primarily include amounts payable for securities not received by the Company from a seller by the settlement date (fails to receive). Brokers and dealers receivables and payables also include net receivables or net payables arising from unsettled trades, including the net mark to market gains or losses due from or due to others resulting from transactions in when issued and to be announced ("TBA") transactions. Due to their short-term nature, the amounts recognized for customers, brokers and dealers receivables and payables approximate fair value. See note 5 for additional information on receivables from and payables to customers, brokers, dealers and clearing organizations.

TD Securities (USA) LLC
Notes to Statement of Financial Condition (continued)

2. Summary of Significant Accounting Policies (continued)

Receivables from and Payables to Affiliates and Loan from Affiliate

Loan from affiliate represents the amount drawn by the Company under its existing $6.0 billion unsecured revolving line of credit agreement with TDH. Other receivables and payables from/to affiliates consist primarily of amounts receivable for securities not delivered by the Company to affiliates by the settlement date (fails to deliver) and amounts payable for securities not received by the Company from affiliates by the settlement date (fails to receive), fees receivable for providing brokerage services to affiliates and amounts due to TDH under tax transfer pricing agreements and to TDBG discussed under leasing activity below. See note 7 for additional information on related-party transactions.

Fixed Assets

Fixed assets are stated at cost, less accumulated depreciation and amortization. Depreciation of furniture, fixtures and equipment is computed on a straight-line basis over estimated useful lives of five years. Depreciation of computer equipment and software is computed on a straight-line basis over estimated useful lives of three years. Amortization of leasehold improvements is determined on a straight-line basis over the lesser of the economic useful lives of the improvements, currently 15 years, or the terms of the leases. Maintenance and repairs, which do not extend the useful life of the respective assets, are charged to expense as incurred.

Leasing Activity

The Company's lessee arrangements predominantly consist of operating leases of office space. The Company recognizes right-of-use (ROU) assets and lease liabilities for arrangements that meet the definition of a lease on the commencement date. The ROU asset is initially measured as the lease liability, subject to certain adjustments. The lease liability is initially measured at the present value of the future lease payments over the remaining lease term and is discounted using the Company's incremental borrowing rate.

The lease term includes renewal and termination options that the Company is reasonably certain to exercise, and the lease liability is remeasured when there are adjustments to future lease payments, and changes in the Company's assumptions or strategies relating to the exercise of purchase, extension, or termination options.

2. Summary of Significant Accounting Policies (continued)

Some of the Company's operating leases include variable lease payments which are periodic adjustments of payments based on changes in factors such as tax rates imposed by taxing authorities, lessor cost of insurance or cost of maintenance. Management made an accounting policy election not to separate lease and non-lease components of a contract that is or contains a lease for its real estate leases. As such, lease payments represent payments on both lease and non-lease components.

All leases are recorded on the Statement of Financial Condition except leases with an initial term less than 12 months for which management made the short-term lease election. **Operating lease ROU assets are recorded in other assets and operating lease liabilities are included in payable to affiliate.**

Stock-Based Compensation

The Company issues company-sponsored mutual fund awards ("RSU") and Company performance units ("EPU") awards to certain employees. Under the RSU plan, the participants are granted units equivalent to the Bank's common shares. During the vesting period, dividend equivalents accrue to the participants in the form of additional share units. The plan is managed, and the share price hedged, by the Bank. The accrued liability for these units is denominated in Canadian dollars and subject to foreign currency exchange risk, which is managed along with other offsetting foreign currency exchange risk of the firm such that the overall risk is not material.

On the statement of financial condition, the RSU awards and the EPU awards are reported in accrued expenses and other liabilities.

Interest

Interest revenues are earned from underlying securities owned and collateralized financing agreements and are accounted for on an accrual basis. Interest expense is incurred on the loan payable to affiliate, collateralized financing transactions, financial instruments sold, but not yet purchased, at fair value and subordinated borrowings and is accounted for on an accrual basis.

2. Summary of Significant Accounting Policies (continued)

Revenues from Shared Services Agreements, net

The Company is engaged in a number of formal shared services arrangements as a result of the specialized services primarily provided to and from affiliated entities. Arrangements are documented in accordance with international transfer pricing guidelines and are intended to ensure that the tax filings of affiliated entities within the consolidated bank group are prepared properly on a stand-alone basis. The transfer pricing arrangements are utilized to determine the appropriate taxable income for legal entities in differing jurisdictions.

Underwriting and Syndication Fees

Underwriting fees include fees arising from securities offerings in which the Company acts or participates as an underwriter or agent, as well as management fees and sales concessions. The Company recognizes revenue when it has satisfied its obligation to provide the agreed upon services to the customer, which in the case of management fees is the offering date, for sales concessions it is the deal settlement date, and for underwriting fees it is at the time the underwriting is completed and the income is reasonably determinable and assured of collection. Private placement and syndication fees are recorded at the time the placement or syndication is completed.

Translation of Foreign Currencies

Assets and liabilities denominated in foreign currencies are revalued at rates of exchange prevailing at the close of business at the balance sheet date, while statement of income accounts are translated at a rate of exchange on the date the transactions occur.

2. Summary of Significant Accounting Policies (continued)

Employee Benefit Plans

Defined Benefit Plans

The costs of the pension and other post-retirement plans are determined on the basis of actuarial valuations. The Company measures the plan assets and benefit obligations at each fiscal year end. This process involves making certain estimates and assumptions, including the discount rate and the expected long-term rate of return on plan assets.

The fair value of plan assets is based on fair values generally representing observable market prices. The projected benefit obligation is determined based on the present value of projected benefit distributions at an assumed discount rate. The accumulated benefit obligation represents the actuarial present value of benefits attributed by the plan's benefit formula to employee service rendered prior to that date and based on current and past compensation levels.

The assumed discount rate, in management's judgment, reflects the rates at which benefits could be effectively settled. Such discount rate is used to measure the projected and accumulated benefit obligations and to calculate the service cost and interest cost. The assumed discount rate for each of the plans was selected in consultation with the independent actuaries, using a pension discount yield curve based on the characteristics of the plan benefit obligations.

The Company recognizes the changes in the net funded or unfunded plan assets as increases or decreases in other comprehensive income ("OCI"). All OCI included in the Company's financial statements relates to actuarial gains and losses on the Company's pension and post-retirement benefit plans.

The Company funds pension costs in the year accrued to the extent such costs do not exceed the deductibility limit under the Internal Revenue Code. The amount of contribution is based on the Company's proportionate share in the pension obligation. The Company funds other post-retirement benefits when incurred.

2. Summary of Significant Accounting Policies (continued)

Defined Contribution Plan

The Company's contribution to the defined contribution plan is predetermined by the terms of the plan, which outline how much is to be contributed for each member for each year. The contributions required to be made by the Company for any year are charged as an expense in that year.

Income Taxes

The Company provides for income taxes on all transactions that have been recognized in the financial statements in accordance with ASC 740, *Income Taxes*. Certain income and expense items are accounted for in different periods for income tax purposes than for financial reporting purposes. Deferred tax assets or liabilities are recognized for the estimated future tax effects attributable to temporary differences and carryforwards. A temporary difference is the difference between the tax basis of an asset or liability and its reported amount in the financial statements. Deferred tax assets and liabilities are determined at currently enacted income tax rates applicable to the period in which the deferred tax assets and liabilities are expected to be realized or settled.

Subsequent changes in the tax laws or rates require adjustment to these assets and liabilities, with the cumulative effect included in the statement of income for the period in which the change was enacted. A deferred tax valuation allowance is established when in the judgment of management it is more likely than not that all or a portion of deferred tax assets will not be realized. The Company recognizes the financial statement effects of a tax position when it is more likely than not, based on the technical merits, that the position will be sustained upon examination.

3. New Accounting Policies

Accounting Developments

In February 2016, the FASB issued ASU 2016-02, "*Leases (Topic 842)*", which requires assets and liabilities from all outstanding lease contracts to be recognized on balance sheet (with limited exceptions). The guidance substantially changes a lessee's accounting for leases and requires the recording on balance sheet of a "right-of-use" asset and liability to make lease payments for most leases. A lessee will continue to recognize expense in its Statement of Operations in a manner similar to the requirements under the current lease accounting guidance. For lessors, the guidance modifies classification criteria and accounting for sales-type and direct financing leases and requires a lessor to derecognize the carrying value of the leased asset that is considered to have been transferred to a lessee and record a lease receivable and residual asset. The guidance also eliminates the real estate specific provisions of the current guidance. The Company adopted the Standard on November 1, 2019 using the modified retrospective approach by recognizing the cumulative effect of the transitional impacts within the Consolidated Balance Sheet, with no restatement of prior periods. The Company's real estate leases, previously classified as operating leases, will be impacted the most by the adoption. On November 1, 2019, the Company recorded a new right-of-use asset of $214 million, a lease obligation of $204 million, and a $0.1 million adjustment to retained earnings.

In June 2016, the FASB issued ASU No. 2016-13, *Financial Instruments – Credit Losses (Topic 326)*. This ASU introduces a new current expected credit losses model, which applies to financial assets subject to credit losses and measured at amortized cost including cash, certain receivables and certain off-balance sheet credit exposures. The Company will adopt the new Standard on November 1, 2020. The Standard requires a cumulative effect of initial application to be recognized in retained earnings at the date of initial application. The impact of adoption to the Company is expected to be immaterial.

In December 2019, the FASB issued ASU 2019-12, *Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes*. This ASU simplifies the accounting for income taxes by removing certain expectations. This ASU also improves consistent application and simplifies US GAAP by

TD Securities (USA) LLC
Notes to Statement of Financial Condition (continued)

3. New Accounting Policies (continued)

clarifying and amending existing guidance. The Company will adopt the new Standard on November 1, 2021. The Company is still evaluating the impact of this guidance on the financial statements.

In November 2016, the FASB issued ASU 2016-18, "Statement of Cash Flows (Topic 230): Restricted Cash", which requires that a statement of cash flows explains the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. Amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. The standard was adopted starting November 1, 2019 (for the 2020 fiscal year) and, the guidance did not have a material impact on the financial statements.

4. Financial Instruments Owned and Financial Instruments Sold, but Not Yet Purchased

Financial instruments owned and securities sold, but not yet purchased at October 31, 2020, consist of the following at fair value (in thousands):

	Owned	Sold, not yet purchased
U.S. government bonds	$ 8,378,945	$ 5,059,993
Mortgage-backed securities	4,180,244	-
U.S. corporate bonds	207,265	45,355
U.S. common shares	3,702	-
Municipal bonds	103,314	-
Exchange traded options	234	234
Total	$12,873,704	$ 5,105,582

Securities owned, pledged to creditors or clearing brokers, represent proprietary positions, which have been pledged as collateral to counterparties or to clearing brokers. Such collateral is pledged on terms that permit the counterparty or clearing broker to sell or re-pledge the securities to others, subject to certain limitations. As of October 31, 2020, the Company owned approximately $86.4 million of corporate bonds issued by the Bank, including accrued interest.

TD Securities (USA) LLC
Notes to Statement of Financial Condition (continued)

5. Receivable from and Payable to Customers, Brokers, Dealers, and Clearing Organizations

Amounts receivable from and payable to customers, brokers, dealers, and clearing organizations at October 31, 2020, consist of the following (in thousands):

	Receivable	Payable
Customer receivable/payable	$ 46,024	$ 56,046
Securities failed to deliver/receive - brokers & dealers	13,544	39,659
Receivable from/payable to clearing brokers	247,460	84,845
	$ 307,028	$ 180,550

The receivable from customers and clearing brokers arises primarily from securities transactions executed for clients or the proprietary trades of the Company that have not yet settled. The Company may be exposed to settlement risk associated with these transactions in the event that its clearing agents or clients are unable to satisfy their contracted obligations. These positions settled subsequent to year-end without material adverse effects on the financial statements.

6. Collateralized Financing Transactions

The Company enters into securities repurchase and reverse repurchase agreements and securities borrowing transactions to meet counterparty needs, earn residual interest spreads, and obtain securities for settlement purposes. Under these transactions, the Company either receives or provides collateral, including U.S. Government and agency securities, corporate bonds, cash or other collateral.

Under most agreements, the Company is permitted to sell or re-pledge securities received as collateral. At October 31, 2020, the fair value of securities received as collateral where the Company is permitted to sell or re-pledge the securities was $33.2 billion, of which $4.1 billion was received from affiliated companies. The fair value of securities received as collateral that had been sold or re-pledged was $33.2 billion, of which $3.8 billion was received from affiliated companies.

The Company has ownership of various financial securities, virtually all of which can be pledged to collateralize repurchase agreements. Pledged assets that can be sold or re-pledged by the secured party are disclosed parenthetically in financial instruments owned, at fair value, on the statement of financial condition.

6. Collateralized Financing Transactions (continued)

Offsetting of Collateralized Financing Transactions

Substantially all securities repurchase and reverse repurchase agreements are transacted under master repurchase agreements that give the Company the right to liquidate securities held and offset receivables and payables with the same counterparty in the event of default by that counterparty. The Company offsets repurchase and reverse repurchase transactions with the same counterparty on the statement of financial condition when the transactions have the same explicit maturity date and enforceable netting terms are included in the master repurchase agreement.

The tables below present the gross balances, amounts offset, and market value of financial instruments received or pledged.

(amounts in $millions)	Assets - October 31, 2020					
	Gross Assets	Amounts Offset in Statement of Financial Condition	Net Amounts Reported in Statement of Financial Condition	Financial Instruments (Up to the Amount of the Related Receivable Balance)	Cash collateral received	Net Asset
Receivables under reverse repurchase agreements	$ 29,650	$ (7,415)	$ 22,235	$ (22,161)	$ (74)	$ -
Receivables under securities borrowed transactions	3,251	-	3,251	(3,204)	-	47
Total	$ 32,901	$ (7,415)	$ 25,486	$ (25,365)	$ (74)	$ 47

TD Securities (USA) LLC
Notes to Statement of Financial Condition (continued)

6. Collateralized Financing Transactions (continued)

(amounts in $millions)	Liabilities - October 31, 2020										
		Gross Liabilities		Amounts Offset in Statement of Financial Condition		Net Amounts Reported in Statement of Financial Condition		Financial Instruments (Up to the Amount of the Related Payable Balance)		Cash collateral paid	Net Liability
Payables under repurchase agreements	$	37,761	$	(7,415)	$	30,346	$	(30,344)	$	(1)	$ -
Total	$	37,761	$	(7,415)	$	30,346	$	(30,344)	$	(1)	$ -

The columns titled financial instruments represent the fair value of securities pledged and received under repurchase agreements or securities lending agreements. These amounts are not offset in the statement of financial condition, but are shown as a reduction to the net amounts reported in the statement of financial condition for the purpose of deriving a net asset or liability in the above table.

Payable under Repurchase Agreement and Securities Loaned Transactions Accounted for as Secured Borrowings

The tables below represent repurchase agreements by remaining term to maturity and class of collateral pledged as of October 31, 2020.

(Amounts in $millions)		Maturity							
		Overnight and continuous		30 days or less		After 30 through 90 days		After 90 days	Gross Contract Amount
Payables under repurchase agreements	$	35,477	$	107	$	2,177	$	-	$ 37,761
Total	$	35,477	$	107	$	2,177	$	-	$ 37,761

TD Securities (USA) LLC
Notes to Statement of Financial Condition (continued)

6. Collateralized Financing Transactions (continued)

Class of Collateral Pledged	Payable under repurchase agreements
U.S. government and agencies	$ 36,212
Non-U.S. sovereign debt	-
U.S. corporate bonds	1,549
Total	$ 37,761

7. Related-Party Transactions

The Company maintains demand deposit bank accounts with the Bank. At October 31, 2020, the balances in these bank accounts totaled approximately $19.9 million, which is included in cash on the statement of financial condition.

In the normal course of business, the Company executes securities transactions on behalf of the Bank and its affiliates. As of October 31, 2020, the Company has approximately $633 million in unsettled trades related to these trading activities, which are included in payable to customers, brokers, dealers, and clearing organizations on the statement of financial condition.

The Company has incurred certain distribution expenses charged by the Bank and affiliates of the Company. There are no amounts due to the Bank and/or affiliates at October 31, 2020 for this activity.

The Company acts as an agent on behalf of the Bank and its subsidiaries in connection with asset management related to proprietary trading activities and the distribution of certain financial instruments. The Company also syndicates loans which the Bank and its subsidiaries participate in and performs financing transactions with affiliates.

7. Related-Party Transactions (continued)

Receivable from and Payable to affiliates includes amounts receivable for securities not delivered by the Company to affiliates by the settlement date (fails to deliver) and amounts payable for securities not received by the Company from affiliates by the settlement date (fails to receive), respectively. Such amounts receivable and payable as of October 31, 2020 totaled $42.2 million and $29.7 million, respectively.

During the year ended October 31, 2020, the Company entered into certain repurchase and resale agreements with affiliates. At October 31, 2020, the aggregate fair value of such securities sold under agreements to repurchase and the securities purchased under agreements to resell was approximately $1.4 billion and $4.1 billion, respectively. The average maturity of these agreements is less than three weeks. Furthermore, the aggregate contract value of such securities sold under agreements to repurchase and securities purchased under agreements to resell, including accrued interest, was approximately $1.4 billion and $4.1 billion, respectively. During the year ended October 31, 2020, the Company was charged approximately $2.5 million in interest by the Bank for securities sold under agreements to repurchase arrangements and earned approximately $16 million in interest from the Bank for securities purchased under agreements to resell arrangements. At October 31, 2020, the Company has booked net taxes payable to TDH in the amount $24.0 million. See note 11 for additional information regarding the Company's relationship with TDH with regard to income taxes.

The Company has an existing $6.0 billion unsecured revolving line of credit agreement with TDH, of which $1.6 billion was drawn as of October 31, 2020. Loans drawn under the line of credit bear interest at the hourly effective federal funds rate. See note 9 for further detail relating to the Company's subordinated loans from TDH.

Affiliates of the Company receive and provide support services from/to the Company under Service Level Agreements ("SLA's") that define the services to be provided to/by those affiliates and the basis upon which the Company will reimburse them or be reimbursed for expenses incurred in providing those services.

As of October 31, 2020, the Company has a receivable from affiliates of $59.5 million and a payable to affiliates of $271.8 million representing amounts owed and due under SLA's not received or paid as of that date, which are included in Receivable from affiliates and Payable to affiliates, respectively as well as lease liabilities (refer to Note 15 leasing activity). The Company also pays expenses on behalf of a related party. Such amounts are reimbursed by the related party and are recorded net on the statement of operations.

7. Related-Party Transactions (continued)

The Company participates in underwriting and syndication activities with affiliates such that revenues are shared between the entities in accordance with SLA's between the Company and each affiliate.

8. Employee Benefits

The Bank has a noncontributory defined benefit pension plan (the "Pension Plan") which covers full-time employees of the Company and the Bank between the ages of 21 and 65. The cost of pension benefits for eligible employees, measured by length of service, compensation and other factors, is funded through a trust (the "Trust") established under the Pension Plan.

Funding of retirement costs for the Pension Plan complies with the minimum funding requirements specified by the Employee Retirement Income Security Act of 1974, as amended, and other statutory requirements.

The Bank also provides post-retirement medical, dental and life insurance (the "Post-retirement Plan"), which covers full-time employees of the Company and the Bank upon reaching normal retirement age.

The Company participates in the Pension Plan and the Post-retirement Plan (collectively the "Plans") with other Bank affiliates and amounts disclosed in this note is the Company's portion only unless otherwise disclosed. The following tables set forth the financial position of the Plans at October 31, 2020. Change in benefit obligations and reconciliation of funded status represent the obligations of the Company related to the Plans.

TD Securities (USA) LLC
Notes to Statement of Financial Condition (continued)

8. Employee Benefits (continued)

The change in plan assets represents assets of the Plans and are for the benefit of employees of the Company (in thousands):

	Pension Benefit Plan	Post-retirement Benefit Plan
Change in projected benefit obligation		
Projected benefit obligation at beginning of year	$ 53,626	$ 9,901
Service cost	373	147
Interest cost	1,748	313
Actuarial gains (losses)	920	(738)
Benefits/Expenses paid	(1,388)	(329)
Projected benefit obligation at end of year	$ 55,279	$ 9,294
Change in plan assets		
Fair value of plan assets at beginning of year	$ 45,275	$ -
Actual return on plan assets	1,514	-
Employer contribution	8,965	-
Benefits/Expenses paid	(1,388)	-
Fair value of plan assets at end of year	$ 54,366	$ -
Unfunded pension benefit plan liability	$ 914	

Pension Plan assets as of October 31, 2020 and the benefits paid during fiscal 2020 were allocated among the members of the Plan in proportion to their projected benefit obligation as of October 31, 2020. Actuarial gains and losses occurring in the current year are recognized as increases or decreases in other comprehensive income as they arise.

8. Employee Benefits (continued)

The assumptions used to calculate fiscal 2020 expense are as follows:

	Weighted-Average Assumptions for year ended October 31, 2020	
	Pension Benefit Plan	**Post-retirement Benefit Plan**
Discount rate	3.3%	3.3 %
Expected return on plan assets	5.8%	-

The assumptions used to calculate funded status as of October 31, 2020, are as follows:

	Weighted-Average Assumptions as of October 31, 2020	
	Pension Benefit Plan	**Post-retirement Benefit Plan**
Discount rate	3.1%	3.0%

In determining the expected long-term rate of return on plan assets, the Company considers the current level of expected returns on risk-free investments (primarily government bonds), the historical level of risk premiums associated with other asset classes and the expectations of future returns over a 20-year time horizon on each asset class. The expected return for each asset class is then weighted based on the plan's target asset allocation. Consideration is also given to expectations of value added by active management net of investment expenses.

The Pension Plan assets are held in a trust. Pension Plan fiduciaries set investment policies and strategies for the Pension Plan. Long-term strategic investment objectives include preserving the funded status of the Pension Plan and balancing risk and return. The Pension Plan fiduciaries oversee the investment allocation process, which includes selecting investment managers, setting long-term strategic targets and monitoring asset allocations.

8. Employee Benefits (continued)

Pension Plan assets within the Trust are for the entire Pension Plan and consist of the following (dollars in thousands):

	Fair Market Value	Percentage
Assets		
Cash equivalents	$ 200	0.37%
Mutual fund	54,166	99.63
Total	$ 54,366	100.00%

Mutual funds are valued at the net asset value of shares held by the plan at year-end.

The strategic target of Pension Plan asset allocations for 2020 was as follows:

	Target Asset Allocation
Equity securities	50%
Debt securities	50%

The expected benefit payments of the Company are as follows (in thousands):

Year Ending October 31:

2019	$ 2,028
2020	2,171
2020	2,324
2021	2,523
2022	2,728
Next five years	15,685

8. Employee Benefits (continued)

Effective January 1, 2009, the Company made the decision to freeze the Pension Plan for highly compensated employees, as defined by the Internal Revenue Service, based on the employees' fiscal 2007 total compensation. Those employees considered non-highly compensated and who continue earning pension benefits as elected during fiscal 2006 retirement choice period will continue to accrue benefits under the Pension Plan with a minimum guaranteed per month payable as a life annuity. In place of the Pension Plan, the Company's defined contribution 401(k) was enhanced, with the benefits, rights and features of the 401(k) plan remaining substantially the same.

Effective January 1, 2020, the Company changed how certain non-pension benefit programs will be delivered to existing and future retirees. Post-65 retirees shifted from group insurance coverage to individual Medicare Supplement plans plus a TD subsidized Health Reimbursement account to cover premium costs and help subsidize existing retiree out of pocket costs. Pre-65 retirees shifted to a flat rate TD subsidy with the option to elect the same medical plans available to active employees. Retiree life insurance will not be available to anyone retiring after December 31, 2020. Also, TD will end subsidization of retiree health benefits for anyone retiring after December 31, 2024..

The defined contribution retirement plan (401(k) savings plan) of the Bank covers most of the employees of the Company and the Bank.

As discussed in note 2, the Company provides stock-based pay in the form of RSUs. As of October 31, 2020, the outstanding number of awards granted was 2.7 million shares and the outstanding liability was approximately $122.1 million. The amount vested and paid during the year was approximately $55.1 million.

9. Subordinated Borrowing

The Company owes TDH the following amounts pursuant to subordination agreements approved by FINRA:

Amount	Maturity	Rate
$ 35,000,000	9/30/22	1-month LIBOR + 1/8 of 1%
$ 250,000,000	05/31/22	1-month LIBOR + 1/8 of 1%
$ 500,000,000	05/31/22	1-month LIBOR + 1/8 of 1%

The loans are subordinated to claims of general creditors and are included by the Company for purposes of computing net capital under the SEC's Uniform Net Capital Rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. Accrued interest payable to TDH pursuant to subordinated agreements is included in accrued expenses and other liabilities on the statement of financial condition and was immaterial as of October 31, 2020.

10. Fair Value Measurements

The following table presents at October 31, 2020 the level within the fair value hierarchy for each of the assets and liabilities measured at fair value on a recurring basis (in thousands):

Description	Total	Level 1	Level 2	Level 3
Assets				
Financial instruments owned, at fair value				
U.S. government bonds	$ 8,378,945	$ -	$ 8,378,945	$ -
Mortgage-backed securities	4,180,244	-	4,180,244	-
U.S. corporate bonds	207,265	-	207,265	-
U.S. common shares	3,702	3,702	-	-
Municipal bonds	103,314	-	103,314	-
Exchange traded options	234	234	-	-
	$ 12,873,704	$ 3,936	$ 12,869,768	$ -
Listed Futures	772	772		
Totals	$ 12,874,476	$ 4,708	$ 12,869,768	

10. Fair Value Measurements (continued)

Description	Total	Level 1	Level 2	Level 3
Liabilities				
Financial instruments sold, but not yet purchased, at fair value				
U.S. government bonds	$ 5,059,993	$ -	$ 5,059,993	$ -
U.S. corporate bonds	45,355	-	45,355	-
Exchange traded options	234	234	-	-
	$ 5,105,582	$ 234	$ 5,105,348	$ -
Listed Futures	-	-	-	-
				$ -
Totals	$5,105,582	$ 234	$ 5,105,348	

Other financial instruments are recorded by the Company at contract amounts, which approximate fair value and include cash (Level 1); receivables from and payables to broker, dealers and clearing organizations (Level 2); receivables from and payables to affiliates (Level 2); and collateralized financing agreements (Level 2). These financial instruments are considered to approximate their carrying amounts because they have limited counterparty credit risk, are short-term, or bear interest at market rates and, accordingly, are carried at amounts which are a reasonable estimate of fair value.

11. Income Taxes

The Company, TDH, and its affiliates file a consolidated U.S. federal income tax return. Pursuant to a tax-sharing arrangement, TDH arranges for the payment of U.S. federal, state, and local income taxes on behalf of the entire consolidated group. The Company reimburses or receives payment on a current basis from TDH based upon its proportionate share of the group's U.S. federal, state, and local tax liability. The Company is treated as a disregarded entity for U.S. tax purposes, and files combined state and local income tax returns with TDH.

TD Securities (USA) LLC
Notes to Statement of Financial Condition (continued)

11. Income Taxes (continued)

The Company recognizes the federal, state and local deferred taxes associated with various temporary differences arising from recognized assets and liabilities as well as direct income and expense transactions. The Company has gross deferred tax assets of $127.4 million and gross deferred tax liabilities of $55.5 million which results in a net deferred tax asset of $71.9 million before valuation allowance ("VA"). These deferred taxes consist primarily of deferred compensation and foreign tax credit ("FTC") carry forwards. The Company has recorded a VA of $4.1 million related to a FTC carry forward of $4.1 million for which management believes it is more likely than not that the Company will not realize this deferred tax asset. As a result, the net deferred tax asset is $67.8 million, net of VA. The FTC carry forwards begin to expire in 2022.

ASC 740-10 clarifies the accounting for income taxes by prescribing a "more likely than not" recognition threshold that a tax position is required to meet before being recognized in the financial statements. In addition, the guidance clarifies the measurement of uncertain tax positions and classification of interest and penalties, and requires additional disclosures on tax reserves.

At October 31, 2020, the Company had approximately $2.5 million of federal and, state and local related unrecognized tax benefits, of which $2.1 million would affect the Company's effective tax rate if recognized.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows (in thousands):

Balance at beginning of year	$1,076
Additions based on tax positions related to current year	112
Additions based on tax positions related to prior year's position	1,355
Decrease related to lapse of statute of limitation	(32)
Balance at end of year	$2,511

The Company's policy is to recognize interest and/or penalties related to income tax matters in income tax expense. At October 31, 2020, the Company had accrued $0.44 million for interest, net of tax effect, reported in payable to affiliates.

TD Securities (USA) LLC
Notes to Statement of Financial Condition (continued)

11. Income Taxes (continued)

The Company operates in the U.S., Canada and other tax jurisdictions, and various years ranging from 2006-2019 remain subject to examination by tax authorities. The Company believes that it is reasonably possible that approximately $0.94 million of its current unrecognized tax benefits may be recognized by the end of 2021 as a result of a lapse of the statute of limitations and court case settlements.

12. Regulatory requirements

As a registered broker-dealer and member of FINRA, TDSU is subject to the Uniform Net Capital Rule (SEA Rule15c3-1) and CFTC Regulation 1.17 and has elected to compute its net capital in accordance with the "Alternative Net Capital Requirement" of this rule. In accordance with such requirements, the Company must maintain net capital in excess of the greater of $1,000,000 or 2% of aggregate debit items, as defined, which was $2.6 million as of October 31, 2020.

At October 31, 2020, TDSU's net capital, as defined, was $1,149 million, which exceeded the minimum requirement under SEA Rule 15c3-1 by $1,147 million. The percentage of net capital to aggregate debit items was 1,248%.

In addition to SEA Rule 15c3-1, TDSU is subject to a minimum net capital requirement of $150 million mandated by the Federal Reserve Bank of New York because of TDSU's status as a Primary Dealer. At October 31, 2020, TDSU's net capital, as defined, of $1,149 million exceeded the minimum requirement by $999 million.

The Company is also subject to CFTC Regulation 1.17, which requires the Company to maintain minimum net capital of $1,000,000. TDSU's net capital, as defined, of $1,149 million exceeded the minimum requirement by $1,147 million.

As of October 31, 2020, U.S. Treasury securities with a market value of approximately $74 million have been segregated in a special reserve bank account for the exclusive benefit of customers, in accordance with SEA Rule 15c3-3.

The Company has entered into appropriate proprietary accounts of broker-dealers ("PAB") agreements with its clearing firms, and the clearing firms have not given notice to the Company that they did not maintain adequate PAB reserves in order for the Company to classify its proprietary accounts held at the clearing firms as allowable assets in the Company's net capital computations.

13. Derivative Instruments

The Company trades and takes proprietary positions in listed futures and options. The Company uses these instruments for trading, as well as for asset and liability management. The Company manages its trading positions by employing various risk mitigation strategies, including diversification of risk exposures. The Company manages the market risk associated with its trading activities on an individual product basis.

Credit risk with respect to derivative instruments arises from the potential failure of a counterparty to perform according to the terms of the contract. The Company's exposure to credit risk at any point in time is represented by the fair value of the derivative contracts reported as assets. The fair value of a derivative represents the amount at which the derivative could be exchanged in an orderly transaction between market participants.

As of October 31, 2020, the Company had the following futures contracts outstanding (dollars in thousands):

| | Number of Contracts Outstanding | | Market Value | |
	Long	Short	Asset	Liability
Eurodollar	475	5,668 $	24 $	6
Interest	4,899	16,402	812	58
Total	5,374	22,070 $	836 $	64

Changes in the market value of these futures contracts are settled on a daily basis and recognized in payable to customers, brokers, dealers and clearing organizations, in the statement of financial condition.

TD Securities (USA) LLC
Notes to Statement of Financial Condition (continued)

14. Fixed Assets

Fixed Assets at October 31, 2020, consist of the following (in thousands):

	Gross Assets	Accumulated Depreciation and Amortization	Net Assets
Property & equipment	$ 25,221	(6,622)	$ 18,599
Leasehold improvements	88,400	(18,895)	69,505
Capitalized software	38,536	(21,297)	17,239
Total	$ 152,157	(46,814)	$ 105,343

15. Leasing Activity

The Company leases office space from the Bank under non-cancelable operating leases that expire between 2021 and 2041, with provisions for renewal.

The information below provides a summary of the Company's leasing activities as a lessee at October 31, 2020 (in thousands).

ROU assets	$	214,322
Lease Liabilities	$	240,442

15. Leasing Activity (continued)

The following table provides the future lease payments under operating leases as of October 31, 2020 (in thousands).

2021	(578)
2022	10,175
2023	16,279
2024	15,508
2025	13,582
Thereafter	239,726
Total Lease Payments	$ 294,691
Less: Interest	(54,249)
Present Value of Lease Liabilities	$240,442

As of October 31, 2020, the weighted average remaining lease term is 19 years and the weighted average incremental borrowing rate is 2.1%.

16. Off-Balance Sheet Risk and Concentration of Credit Risk

In the normal course of business, the Company's activities involve execution, settlement and financing of various securities transactions for clients. These activities may expose the Company to risk in the event clients, other brokers and dealers, banks, depositories or clearing organizations are unable to fulfill their contractual obligations.

The Company enters into off-balance sheet transactions in relation to its proprietary trading activities to reduce its exposure to market risk. Transactions include the sale and purchase of exchange traded options and futures contracts and other agreements to exchange payments based on a gross contractual amount.

Contracts with off balance sheet exposure that meet the definition of a derivative are valued at fair value. The Company monitors its positions continuously to reduce the risk of future loss due to changes in the market value of its financial instruments or failure of counterparties to perform.

16. Off-Balance Sheet Risk and Concentration of Credit Risk (continued)

Transactions in futures contracts are conducted through regulated exchanges which have margin requirements, and are settled in cash on a daily basis for the net gain or loss, thereby minimizing credit risk.

The Company's financing activities require that it accept and pledge securities as collateral for secured financing, such as securities purchased under agreements to resell and securities sold under agreements to repurchase. The Company monitors the market value of such collateral held and the market value of securities receivable from others. It is the Company's policy to request and obtain additional collateral when exposure to loss exists.

In the event the counterparty is unable to meet its contractual obligation to return the securities, the Company may be exposed to the off-balance sheet risk of acquiring securities at prevailing market prices.

The Company conducts business with banks and other brokers and dealers located primarily in the New York metropolitan area and in Canada on behalf of its clients and for its own account. At October 31, 2020, approximately $245.7 million of the balance shown as cash on the statement of financial position is held with a single counterparty.

Securities sold not yet purchased represent obligations to purchase specified securities at a contracted price. Accordingly, these transactions may result in unrecorded market risk, as the Company's obligation to purchase these securities in the market may exceed the amount recognized in the statement of financial condition.

Each of the Company's clearing brokers extends credit to the Company, based upon both the market value and the profile of the securities which each of the clearing brokers holds in a custody arrangement for the Company.

17. Commitments and Contingencies

In the normal course of its business, the Company has been named a defendant in a number of lawsuits and other legal proceedings. After considering all relevant facts and the advice of counsel, management determines whether a provision for losses is deemed necessary as of the balance sheet date. Such loss contingencies did not have a material impact on the financial statements and are included in Accounts payable, accrued expenses and other liabilities in the Statement of Financial Condition.

18. Guarantees

The Company is a member of a central counterparty clearing house ("CCP") and a customer of several organizations that clear and settle securities. In the normal course of business, certain activities of the Company involve the settlement of transactions with counterparties through these entities. These activities may expose the Company to risk in the event a counterparty is unable to fulfill its contractual obligation. Pursuant to the clearing and membership agreements, the Company has agreed to indemnify these entities for losses that they may sustain from the clients introduced by the Company. However, the transactions are collateralized by the underlying security, thereby reducing the associated risk to changes in the market value of the security through settlement date.

Associated with its CCP membership, the Company may be required to pay a proportionate share of the financial obligations of another member who may default on its obligations to the exchange or the clearinghouse. Under the terms of the membership agreement, the Company posts collateral in the form of cash or securities relating to this requirement. In general, the Company's guarantee obligations would arise only if the CCP had previously exhausted its resources.

At October 31, 2020, there were no amounts to be indemnified to these entities pursuant to these agreements, and the Company believes that any potential requirement to make payments under these agreements is remote.

19. Subsequent Events

The Company is required by accounting literature (ASC 855, *Subsequent Events)* to evaluate whether events occurring after the statement of financial condition date but before the date the statement of financial condition is available to be issued require accounting as of the balance sheet date or disclosure in the financial statements. The Company has evaluated all subsequent events through the date of issuance of the financial statements and determined that no such events have occurred.